Mail Stop 3561

April 24, 2007

Mr. Michael Pragnell, Chief Executive Officer
Syngenta AG
Schwarzwaldallee 215
Basel, Switzerland

      Re: **Syngenta AG**
                  Form 20-F for the year ended December 31, 2006
                  Filed March 7, 2007
                  File No. 001-15152

Dear Mr. Pragnell:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 32
Results of Operations, page 35
- Crop Protection Operating Income, page 29
- Seeds Operating Income, page 40
- Reconciliation of Net Income excluding Restructuring and Impairment (non-GAAP measure) to net income (GAAP measure), page 61

1.   We believe the non-GAAP partial operating statement columnar format appearing throughout MD&A may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove such presentation in future filings, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

2.   We also note the use of per share non-GAAP financial measures on page 61 and in the table of Selected Financial Data on page 3 (i.e. diluted earnings/(loss) per share from continuing operations, excluding restructuring and impairment). However, it does not appear that your current presentation of per share non-GAAP financial measures comply with the disclosure requirements outlined in Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question 10. Specifically, you are required to disclose how these measures are used by management; in what way they provide meaningful information to investors; and a reconciliation of the measure to the GAAP financial measure of earnings per share. Please confirm your understanding of this matter and that you will comply with such disclosure requirements in future filings.

Legal Proceedings, page 75

3.   In light of the numerous cases involving potential product or environmental liabilities, , we believe your disclosures in note 34 should be revised to include more robust information concerning unasserted claims, time frames, material components of accruals and other relevant information as prescribed by SAB Topic 5.Y and SOP 96-1. Please revise future filings accordingly.

Financial Statements, page F-1
Additional US GAAP disclosures, page F-102
Variable Interest Entities (VIE), page F-111

4.   Reference is made to your disclosure with respect to the limited partnership venture capital fund in which you have committed to invest $100 million. We note that under IFRS, in accordance with SIC-12, you consolidate the fund because the fund's activities are conducted on behalf of Syngenta and Syngenta has the power to obtain the majority of the benefits arising from the fund. We also note that for US GAAP purposes, the fund is considered a VIE under FIN 46(R) and is accounted for under the equity method as the general partner is considered the primary beneficiary in accordance with EITF 04-5. In this regard, please provide us with your analysis which supports your conclusion and explain to us in greater detail why you believe your accounting treatment for such interest in the venture capital fund is appropriate given limited partnerships that are variable interest entities under FIN 46(R) are outside the scope of EITF No. 04-5.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-33305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions

                Sincerely,

                Linda Cvrkel
                Branch Chief